United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 1 Principle Best Practice Adopted? Explanation 1. Shareholders 1.1 Capital Structure 1.1.1 The company's capital stock must comprise common shares only. Yes Not applicable under the terms of the Empresas.Net System 1.2 Shareholders' Agreement 1.2.1 Shareholders' agreements must not bind the exercise of voting rights by any manager or member of the supervisory and control bodies. Not applicable Not applicable under the terms of the Empresas.Net System 1.3 General Meeting 1.3.1 The executive board must use the meeting to report on the conduct of the company's business; accordingly, management must publish a manual to facilitate and encourage participation in general meetings. Yes Not applicable under the terms of the Empresas.Net System 1.3.2 The minutes must allow a full understanding of the discussions held at the meeting, even if drawn up in the form of a summary of events and identify the votes cast by the shareholders. Yes Not applicable under the terms of the Empresas.Net System 1.4 Defense measures 1.4.1 The board of directors must carry out a critical analysis of the advantages and disadvantages of the defense measure, its features, and especially its triggers and price parameters, if applicable, explaining them. Yes In July 2024, the Board of Directors carried out a critical analysis of the defense measure contained in Articles 46 to 48 of the Company's Bylaws, which ensures the execution or request for registration of a public offering for the acquisition of all common shares issued by the Company by the shareholder or group of shareholders, which acquires or becomes, or who has become the holder, for any reason, of shares issued by the Company in an amount equal to or greater than 25% of the total common shares issued by Vale or of the total capital. In this sense, the Board of Directors concluded, on that occasion, that the defense measure contained in the aforementioned statutory provisions in force remains adequate for the protection of shareholders in general, considering the dispersion of Vale's shareholder base, national market practices and guidelines on the subject, and no motivators were identified that would justify its change. 1.4.2 Clauses that prevent the removal of the measure from the bylaws, the so-called "entrenched clauses", must not be used. Yes Not applicable under the terms of the Empresas.Net System 1.4.3 If the bylaws provide for a public offering for the acquisition of shares (“OPA”) whenever a shareholder or group of shareholders reaches, directly or indirectly, a relevant interest in the voting capital, the rule for establishing the offering price must not impose premium additions substantially above the economic or market value of the shares. Yes As provided for in Article 46 of the Company's Bylaws, the minimum acquisition price in the OPA of each common share issued by the Company must be equal to the highest of ("Minimum Acquisition Price"): (i) the economic value determined in the appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the Company during the period of 60 trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the acquiring shareholder in the 12 months prior to the achievement of a relevant shareholding. There is, therefore, no increase in premium above the economic value, given that the 20% premium over the market value does not represent a substantial increase, given that it is within market parameters, according to analyses carried out by advisors within the scope of the corporate reorganization project that took place in 2017. Notwithstanding the foregoing, if the Brazilian Securities and Exchange Commission (“CVM”) regulations applicable to the OPA determine the adoption of a calculation criterion for setting the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated under the terms of the CVM regulations must prevail in the execution of the OPA. Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 2 1.5 Change of control 1.5.1 The company's bylaws must establish that: (i) transactions which qualify as direct or indirect sale of shareholding control must be accompanied by a public offering for the acquisition of shares (“OPA”) addressed to all shareholders, at the same price and under the same conditions obtained by the selling shareholder; (ii) managers must state their opinion on the terms and conditions of corporate restructurings, capital increases and other transactions that give rise to such change in control, and state whether or not they ensure fair and equitable treatment to the company's shareholders. Yes Not applicable under the terms of the Empresas.Net System 1.6 Opinion of Management on OPA 1.6.1 The bylaws must provide that the board of directors must state its opinion in relation to any OPA with respect to shares or securities convertible into or exchangeable for shares issued by the company, which must contain, among other relevant information, the management's opinion on the potential acceptance of the OPA and on the economic value of the company. Yes Not applicable under the terms of the Empresas.Net System 1.7 Profit allocation policy 1.7.1 The company must prepare and disclose a profit allocation policy defined by the board of directors. Among other aspects, such policy must establish the frequency of dividend payments and the reference parameter to be used in the definition of the respective amount (i.e. percentages of adjusted net income and free cash flow, among others). Yes Not applicable under the terms of the Empresas.Net System 1.8 Mixed-capital corportions 1.8.1 The bylaws must clearly and precisely identify the public interest that justified the creation of the mixed-capital corporation, in a specific chapter. Not applicable Not applicable under the terms of the Empresas.Net System 1.8.2 The board of directors must monitor the company's activities and establish policies, mechanisms and internal controls to determine any costs of serving the public interest and potential indemnification of the company or of the other shareholders and investors by the controlling shareholder. Not applicable Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 3 2.1 Duties 2.1.1 The board of directors must, without prejudice to other legal, statutory and other practices established in the Code: (i) define business strategies, considering the impacts of the company's activities on society and on the environment, aiming at the company's continuity and the creation of value in the long term; (ii) periodically assess the company's exposure to risks and the effectiveness of risk management systems, internal controls and the integrity/compliance system and approve a risk management policy compatible with business strategies (see chapter 4); (iii) define the company's values and ethical principles and ensure the company's transparency in its relationship with all stakeholders (see chapter 5); (iv) annually review the corporate governance system, with a view to improving it. Yes Item (i): The Board of Directors deliberates on the company's strategic guidelines and strategic plan, acting as guardian of the execution of the approved strategy. In 2025, the Board of Directors met 2 times to deal exclusively with the Company's strategic plan, and in 2026 there are dedicated sessions planned to address this topic, in addition to the monitoring of the strategy indicators, carried out quarterly, and the annual approval of the strategic plan, scheduled for November 2026. Item (ii): The Board of Directors periodically monitors, through the Integrated Risk Map, the Company's main risks, acting on them in a systematic manner through the adoption of prevention or mitigation measures. In addition, it evaluates, with the support of the Audit and Risk Committee, the Company's exposure to risks and the effectiveness of risk management systems, internal controls and the integrity/compliance system, having approved in November 2025 the revision of the Integrated Risk Map and the Risk Management Policy. The Company also has, for the purpose of supervising the Risk Management process, the Fiscal Council, the Executive Committee, the Executive Risk Committees and the structure of 3 lines of defense. The 1st line of defense is composed of the executors of the Company's operational and business processes, the 2nd line of defense is composed of the Enterprise Risk Management (ERM) area reporting to the Treasury, Corporate Finance and Risk Office and a set of "Specialists" lines of defense, which includes, among others, the Technical Executive Vice Presidency and the 3rd line of defense composed of the Internal Audit and the Whistleblower Channel, both areas linked to the Audit and Compliance Department. Item (iii): The Board of Directors deliberates on functional conduct policies based on ethical principles embodied in the Company's Code of Conduct, as well as acts as guardian of commitments related to respect for human rights. The Company also has an Ethics & Compliance Program, under the responsibility of the Audit and Compliance Department. For more information on this Office and Program, see item 5.1 of this Report. Item (iv): The Board of Directors acts as the guardian of the Corporate Governance model and practices and relies on the Nomination and Governance Committee for its advice, which, among other duties, conducts the annual evaluation of the Corporate Governance system adopted by Vale. 2.2 Composition of the Board of Directors 2.2.1 The bylaws must establish that: (i) the board of directors is composed mostly of external members, having at least one-third of independent members; (ii) the Board of Directors must annually assess and disclose who the independent directors are, as well as indicate and justify any circumstances that may compromise their independence. Yes Not applicable under the terms of the Empresas.Net System 2.2.2 The board of directors must approve an appointment policy that establishes: (i) the process of appointment of the members of the board of directors, including the indication of the participation of other bodies of the company in such process; (ii) that the Board of Directors must be composed considering the availability of time of its members to perform their functions and the diversity of knowledge, experiences, behaviors, cultural aspects, age group and gender. Yes The Company has a Management and Directors Policy, approved in March 2024, which establishes general guidelines and guidelines for the appointment of members of the Board of Directors, Advisory Committees, Executive Committee and other executives with direct report to the Board of Directors, following the best Corporate Governance practices, reinforcing the sustainability of Vale's leadership renewal process, aligned with its purpose and strategic direction. Under the terms of the aforementioned Management and Directors Policy, nominations must aim at the diversity and complementarity of knowledge and experiences, competencies, skills and profiles, considering cultural aspects, age group, gender, sexual orientation, disability and/or race and ethnicity. The following minimum qualifications are required for Vale's managers, in addition to those provided for in the Bylaws and applicable legislation: (i) be aligned with Vale's purpose and key behaviors, as well as with its Code of Conduct; (ii) not having a conflicting interest of a structural nature with the Company or occupying positions in companies that may be considered competitors in the market, except in the case of express dismissal, under the terms of the applicable legislation; (iii) have an unblemished reputation; (iv) have skills and knowledge for the performance of the function, aligned with any competency matrix, when applicable; (v) have time available for the proper exercise of the function, and limitation assumptions may be defined for the accumulation of simultaneous positions in other companies; and (vi) not have held an elective mandate in the Executive or Legislative Branch during the 3 years prior to the appointment The Management and Directors Policy can be consulted at the link: https://vale.com/documents/44618/387477/POL-0047-G+-+Administradores_Rev+00_E.pdf/47c2881d-2c4b-3cf9-6d1e-c58a3e8a5e48?version=2.0&t=1773179487057&download=false 2.3 Chairman of the board 2.3.1 The Chief Executive Officer must not accumulate the position of Chairman of the Board of Directors. Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 4 2.4 Assessment of the board and of the directors 2.4.1 The company must implement an annual process for assessment of the performance of the board of directors and its committees, as collegiate bodies, of the chairman of the board of directors, of the directors individually considered, and of the governance secretariat, if any. Yes The Board of Directors and its Advisory Committees annually evaluate their performance, with the support of the Nomination and Governance Committee, which assists in conducting the process, aiming at the introduction of continuous improvements. The Board of Directors and its members are evaluated both as a collegiate body and individually. In 2025, the members of the Company's Executive Committee also participated in the evaluation process of the Board of Directors as a collegiate body. The process as a whole was conducted by a specialized external consultancy, independently, and the results of the evaluations were brought to the attention of the collegiate, with the objective of identifying the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, in line with the highest standards, compatible with a global corporation. The Advisory Committees of the Board of Directors, as collegiate bodies, are equally evaluated by both their members and the other members of the Board of Directors, allowing a broader view of opportunities for continuous improvement. The performance evaluation process with regard to the collegiate covered the dimensions of (i) compliance with the mandate, (ii) composition and structure, (iii) support processes, (iv) dynamics, and (v) contributions. As for the evaluation of the members of the Board of Directors, in 2025, it covered the following aspects: (a) participation and engagement; (b) skills and personal profile; and (c) contributions. The Corporate Governance Office, considering its role in ensuring the adoption and continuous improvement of the processes associated with Corporate Governance and the proper functioning of the above-mentioned governance bodies, as well as in the integration and relationship of the Company's Executive Committee with the Board and Committees, is evaluated through a Perception Survey, that captures the vision of the members of these bodies regarding the performance of their functions and opportunities for evolution. 2.5 Succession planning 2.5.1 The board of directors must approve and regularly update a succession plan for of the chief executive officer, the preparation of which must be coordinated by the chairman of the board of directors. Yes The Company has a formal succession planning process for the positions of Executive Vice Presidents and Chief Executive Officer (“CEO”), which consists of the preparation and monitoring of succession plans and maps, observing levels of readiness and individual development actions, aiming at quality, feasibility and optionality, in accordance with the best practices on the subject. The succession plans also contemplate any need for emergency and transitory replacements of positions. In addition to the identification of names, it also focuses on the development of profiles, reinforcing the robustness for the identification of succession alternatives. The Board of Directors has the support of the People and Compensation Committee for the monitoring and periodic updating of the succession plans, which presents its recommendations for deliberation by the Board of Directors, under the terms and attributions of the Internal Regulations of this Committee. 2.6 Integration of new directors 2.6.1 The company must have a previously structured integration program for new members of the board of directors, so that such members are introduced to the company's key people and its facilities, in which essential topics for the understanding of the company's business are addressed. Yes Vale's Board of Directors has an Onboarding and Training Program aimed at providing information and tools to boost the integration of its members into the business context, the Company's culture and the dynamics of its governance and, consequently, catalyze the performance of the directors. The basic structure of this Program includes: (i) the availability of content related to the Company and the context in which it operates; (ii) the structuring of interaction sessions to better get to know the Company's main executives and discuss strategic topics of greater relevance; and (iii) technical visits to the Company's main facilities and itinerant Board meetings, providing integration of board members with local leaders and business challenges. In this context, in 2025, onboarding sessions were held on topics related to the Company's core business, in addition to training on Privacy & Sanctions, Information Security, Anti-Corruption and Antitrust, as well as technical and institutional visits in Brazil and abroad, including Brumadinho, Nova Lima and Capanema Mine (MG), Belém (PA), Oman, Japan, China and the United Kingdom. In addition, an exclusive environment was also developed on Vale's Knowledge Platform – Valer Digital – dedicated to the members of the Board of Directors, allowing secure and restricted access to its executive education portfolio. 2.7 Compensation of directors 2.7.1 The compensation of the members of the board of directors must be proportionate to their duties, responsibilities and demands of time. There must not be compensation based on attendance at meetings, and variable compensation for directors, if any, should not be linked to short-term results. Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 5 2.8 Internal regulations of the board of directors 2.8.1 The board of directors must have internal regulations regulating its responsibilities, attributions and operating rules, including: (i) the duties of the chairman of the board of directors (see 2.3); (ii) the rules for replacing the chairman of the board in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interest; and (iv) the definition of a sufficient advance period for the receipt of materials for discussion at the meetings, with adequate depth. Yes Not applicable under the terms of the Empresas.Net System 2.9 Meetings of the Board of Directors 2.9.1 The board of directors must define an annual calendar with the dates of its regular meetings, which must not be less than six nor more than twelve, in addition to calling extraordinary meetings, whenever necessary. Such calendar must provide for an annual thematic agenda with relevant topics and discussion dates. Yes Not applicable under the terms of the Empresas.Net System 2.9.2 Board meetings must regularly provide for exclusive sessions for external directors, without the presence of executives and other guests, for alignment of external directors and discussion of topics that may create embarrassment. Yes Not applicable under the terms of the Empresas.Net System 2.9.3 The minutes of meetings of the board meeting must be clearly written and record the decisions taken, the persons present, the dissenting votes and the abstentions from voting. Yes The minutes of the meetings of the Company's Board of Directors record the individuals in attendance, the matters submitted for deliberation, the decisions taken, and, if applicable, the dissenting votes and abstentions, as provided for in the Internal Regulations of the Company's Board of Directors. 3.1 Duties 3.1.1 The executive board of directors must, without prejudice to its legal and statutory duties and other practices set forth in this Code: (i) enforce the risk management policy and, whenever necessary, propose to the board any need to revise this policy, due to changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4); and (ii) implement and maintain effective mechanisms, processes and programs for monitoring and reporting the financial and operational performance and impacts of the Company's activities on society and on the environment (see Chapter 5). Yes Not applicable under the terms of the Empresas.Net System 3.1.2 The executive board must have its own internal regulations that establish its structure, operation, roles and responsibilities. Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 6 3.2 Appointment of officers 3.2.1 There must be no reservation of executive board positions or managerial positions for direct appointment by shareholders. Yes Not applicable under the terms of the Empresas.Net System 3.3 Assessment of the CEO and of the executive board 3.3.1 The Chief Executive Officer must be annually assessed in a formal process conducted by the Board of Directors, based on the verification of the achievement of the financial and non-financial performance goals established by the Board of Directors for the company. Yes Vale's CEO and Executive Vice Presidents are evaluated individually in a formal process conducted annually by the Board of Directors, with the support of the People and Compensation Committee, according to the results achieved in the targets panel for the year and in light of key behaviors defined for the entire leadership. As of 2025, the process also includes performance targets focused on succession planning, project results and/or relevant deliveries, and the Company's overall performance in the year, in addition to including a mid-year review for the CEO, further strengthening the effectiveness and quality of the process. The targets of the panel are defined based on the strategic planning and the annual budget, and are approved by the Board of Directors annually. The monitoring of the targets is done throughout the current year, and the final calculation is approved by the Board of Directors after the end of the year. In recent years, Vale has reinforced targets related to its critical objectives, including indicators of cultural transformation, productivity, management model (Vale Management System - VPS) and diversity, maintaining a focus on safety, risk management and sustainability issues. In addition, seeking to strengthen engagement and responsibility with its Environmental, Social and Governance ("ESG") commitments and themes, the Company started to adopt metrics even more focused on socially responsible issues in the compensation of managers. For 2025, the targets remained focused on advancing toward long-term ambitions, with the creation and sharing of sustainable value, reinforcing the direction to build the Vale of the future, seeking recognition as a reliable partner, with a competitive and resilient portfolio, and focused on EBITDA, safety, process events, Diversity, Equity and Inclusion ("DEI") and reputation goal. As an output of the evaluation process, individual meritocracy and differentiation actions can be implemented for executives with better performance (pay for performance), as well as feedback and development actions for executives with lower than desired performances, if any, in addition to the impact on the amount of the annual bonus to be paid. All output actions are subject to the recommendation of the People and Compensation Committee and deliberation of the Board of Directors, observing the annual global compensation set by the General Shareholders' Meeting and the Company's Management and Directors Policy. 3.3.2 The results of the assessment of the other executive officers, including the CEO proposals regarding the goals to be agreed upon and the retention, promotion or dismissal of the executives in their respective positions, must be presented, analyzed, discussed and approved in a meeting of the board of directors. Yes The Company's Board of Directors, with the support of the People and Compensation Committee, also discusses and evaluates the performance of the Executive Vice Presidents in a formal process of individual performance evaluation, according to the final evaluations recommended by the Company's CEO. The process is based on the same criteria and approvals as described in item 3.3.1 of this Report. The targets for the Executive Vice Presidents follow the same assumptions and strategic focus as described in item 3.3.1 of this Report, being broken down from the CEO's targets panel and obtaining final approval by the Board of Directors. The inclusion of new criteria as of the 2025 evaluation cycle and the output of the evaluation process, including the formal approval process by the Board of Directors, are described in item 3.3.1 of this Report. In addition, under the terms of Vale's Bylaws, it is incumbent upon the Board of Directors, with the support of the aforementioned Committee, to elect, evaluate and dismiss, at any time, the Company's CEO and Executive Vice Presidents, and the collegiate bodies discussed the topic, following this dynamic, also during the year 2025, observing the rules established in the Company's Management and Directors Policy. Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 7 3.4 Compensation of the executive board 3.4.1 The compensation of the executive board must be set by means of a compensation policy approved by the board of directors through a formal and transparent procedure that considers the costs and risks involved. Yes The Company has a Management and Directors Policy, which establishes, among other topics, the drivers for attracting, compensating and retaining talent, which seek to align the interests and purpose of the members of the Executive Committee with Vale's strategic objectives and meet the best market practices. Regarding the setting of the compensation of the Managers, the main guidelines of this Policy are the comparative analysis of the references and compensation practices of the peer group companies and the alignment of the compensation with international governance practices, with the premise of being an attractive and competitive Company in terms of executive compensation, enabling the attraction and retention of highly skilled executives and encouraging them in the execution of the Company’ strategy and its purpose in the medium and long term. The Policy provides that the compensation package of the members of the Executive Committee includes the following components: fixed fees, short-term incentives (annual bonus), long-term share-based incentives (Matching and PAV), in addition to possible extraordinary mechanisms for attracting, retaining and/or encouraging relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company. The competitiveness of the Compensation Package is analyzed annually with the support of an external consultancy specialized in executive compensation, considering natural resources companies and other sectors, including international and national peer groups. Compensation may be adjusted by the Board of Directors at any time and in any of the components, based on the monitoring of market practices, the position in question, the performance and seniority of the executive and the Company's moment. The Policy also provides for the adoption of the Malus and Clawback rules, which allow the Board of Directors, in the event of facts or events of exceptional gravity, to decide to eliminate, reduce or even obtain the refund, in whole or in part, of the variable compensation provided for payment (Malus) or installments already paid (Clawback) to the members of the Executive Committee. In addition, they also apply to the specific circumstances and rules contained in the Clawback Policy. Annually, the compensation for the members of the Executive Committee is set in accordance with the Management and Directors Policy and, after approval of the overall annual compensation of the Management at the Annual General Meeting, it is distributed individually by the Board of Directors among the Chairman and Executive Vice-Presidents. The Board of Directors has the support of the People and Compensation Committee to evaluate the compensation model and to propose the distribution of the global annual budget for the compensation of managers. This Committee constantly monitors the main practices, trends and conditions prevailing in the market, the competitive environment and the relativity of this group's compensation, and considers as one of the main pillars of the design of the compensation proposal the establishment of goals linked to the Company's sustainable performance and returns for its investors. For more information on the compensation of the members of the Executive Committee, see item 8 of the Company's Reference Form. The Clawback Policy can be consulted at the link: https://vale.com/documents/44618/387477/Clawback+Policy_Rev00_EN.pdf/adb9783b-b3c8-0e74-40f8-f6a731f9afc4?version=2.1&t=1773179456443&download=false 3.4.2 The compensation of the executive board must be linked to results, with medium and long-term goals clearly and objectively linked to the generation of economic value for the company in the long term. Yes The variable compensation plans for the Company's CEO and Vice Presidents are guided by results and performance achieved, with strategic targets of different natures, in the short, medium and long term, offered through annual bonus programs and share-based incentives. The panel of short-term targets is defined and approved annually for the remuneration of the annual bonus, and such targets are derived from the strategic plan and the annual budget approved for the Company, seeking to stimulate mutual cooperation between the areas, value critical objectives in safety, risk management and sustainability, focus on aspects of cultural transformation and productivity and collaborate so that Vale invests in a management model that makes sense and that guides it towards its main aspirations, whether short, medium or long term. For more information, see the clarifications provided in item 3.3.1 of this Report. The metrics established for the share-based programs are mainly focused on the generation of market value and sustainable return to shareholders, through the performance of common shares, the distribution of dividends and/or interest on equity, the achievement of shareholder return (TSR), return on invested capital (ROIC) and socially responsible topics (ESG - Environmental, Social and Governance), which strengthen engagement and responsibility with the Company's commitments to ESG issues. 3.4.3 The incentive structure must be aligned with the risk limits defined by the board of directors and prevent a same person from controlling the decision-making process and its respective supervision. No one should resolve on their own compensation. Yes The annual compensation proposal is formulated with the support of the People and Compensation Committee based on the Management and Directors Policy and the peer group's compensation practices, taking into account the responsibilities of the Management, the time dedicated to their duties, their competence and professional reputation, and the value of their services in the market, the strategy in the short and long term, its return to shareholders and the sustainability of its business. The compensation targets are defined and approved annually by the Board of Directors, under the premise of generating relevant impact in the short, medium and long term, balancing performance and potential risks and being intrinsically related to the main strategic objectives and the annual budget approved by the Company. In addition, as demonstrated above, the Company's Executive Committee is not responsible for approving its compensation, nor does it establish goals and parameters for the purpose of determining its variable compensation. Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 8 2. Supervisory and Control Bodies 4.1 Audit Committee 4.1.1. The statutory audit committee must: (i) have among its duties to advise the board of directors on the monitoring and controlling of the quality of the financial statements, internal controls, risk management and compliance; (ii) be formed mostly by independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the corporate accounting, internal controls, financial and auditing areas, cumulatively; and (iv) have its own budget for engaging consultants in accounting, legal or other matters, when the opinion of an external expert is required. Yes The Audit and Risk Committee is a statutory advisory body to the Board of Directors and, under the terms of its Internal Regulations, it must be composed of a minimum of three (3) and a maximum of five (5) members, all independent directors of the Company, and its coordinator must be chosen by the Board of Directors itself and at least one of its members must have recognized experience in corporate accounting matters, under the terms of the applicable regulations. The Internal Regulations also establish that the Audit and Risk Committee has, among others, the following duties: (i) to monitor the quality and integrity of the Company's quarterly and annual financial statements, as well as other reports required by law and related documents, including the disclosures contained in the Management Report, in order to ensure that such statements and reports comply with the applicable legal requirements; (ii) supervise the activities of the internal controls and controllership area, responsible for the preparation of the Company's financial statements, as well as evaluate the internal control environment at its different levels, competencies and responsibilities with regard to the preparation of the financial statements; (iii) evaluate and monitor the Company's risk exposures; (iv) ensure that the Company implements practical mechanisms to receive, retain and handle internal and external information and complaints, including complaints on accounting, internal controls and auditing issues; (v) evaluate the Company's compliance strategy and guidelines; and (vi) supervise the activities of the independent auditors in order to assess their independence, the quality and adequacy of the services provided to the Company's needs. The Audit and Risk Committee has operational autonomy and budget allocation, and may determine the hiring of lawyers, consultants and analysts, as well as other resources that are necessary for the performance of its functions, subject to the Company's internal policies and rules and the Committee's budget, approved by the Board of Directors. For more information on the Audit and Risk Committee and its members, see item 7 of the Reference Form. The Internal Regulations of the Audit and Risk Committee can be consulted at the link: https://vale.com/pt/esg/lideranca. 4.2 Fiscal Council 4.2.1 The fiscal council must have its own internal regulations that describe its structure, operation, work program, roles and responsibilities, without creating obstacles to the individual performance of its members. Yes Not applicable under the terms of the Empresas.Net System 4.2.2 The minutes of the meetings of the fiscal council must follow the same rules for disclosure as the minutes of the board of directors. Yes Not applicable under the terms of the Empresas.Net System 4.3 Independent auditors 4.3.1 The company must establish a policy for engaging non-audit services from its independent auditors, which is approved by the board of directors and prohibits the engagement of non-audit services that may compromise the auditors' independence. The company must not engage as an independent auditor anyone who has provided internal audit services for the company less than three years before. Yes Not applicable under the terms of the Empresas.Net System 4.3.2 The independent audit team must report to the board of directors, through the audit committee, if any. The audit committee must monitor the effectiveness of the work of the independent auditors, as well as their independence. It must also assess and discuss the annual work plan of the independent auditors and forward it to the Board of Directors for consideration. Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 9 4.4 Internal audit 4.4.1 The company must have an internal audit area that reports directly to the board of directors. Yes The Audit and Compliance Department is directly linked to the Board of Directors, and the Company's Board of Directors is responsible for appointing, evaluating and dismissing the Chief Audit and Compliance Officer and deliberating on the general principles and Vale's annual internal audit plan, proposed by the person in charge, as well as being apprised of its reports and determining the adoption of necessary measures, with the assistance of the Audit and Risks Committee. The Internal Audit Internal Regulations, approved by the Company's Board of Directors, establish the principles and guidelines for action, as well as guide employees to support the activities performed by the area. In addition to reporting periodically to the Audit and Risks Committee, the Internal Audit also maintains a periodic agenda with the Fiscal Council and an annual report directly to the Board of Directors. Annually, the coverage carried out by the Internal Audit is evaluated, using a risk-based methodology and the relevance of the operations in order to ensure the adequacy of the team to Vale's size and complexity. Its operations are global and have teams in several locations. 4.4.2 In case of outsourcing of this activity, the internal audit services must not be performed by the same company that audits the financial statements. The company must not engage as internal auditor anyone who has provided independent auditing services to the company less than three years before. Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 10 4.5 Risk management, internal controls and integrity/compliance 4.5.1 The company must adopt a risk management policy, approved by the board of directors, which includes the definition of the risks for which protection is sought, the tools used for such purpose, the organizational structure for risk management, and the assessment of the adequacy of the operational structure and internal controls in verifying their effectiveness, in addition to defining guidelines for the establishment of acceptable limits for the company's exposure to such risks. Yes The Risk Management Policy was revised and approved by the Board of Directors most recently in November 2025. This Policy is available at the link https://vale.com/documents/44618/387477/POL-0009-G_Risk+Management_Rev08.pdf/49f428d6-1d56-c2b7-066d-386d0084bb72?version=6.0&t=1782774807341&download=false and provides for an integrated risk management governance system, based on the Lines of Defense model, establishing the guidelines and directions, detailing their roles and responsibilities, and the concepts and definitions of the instruments used for risk management, such as the Risk Map and Risk Matrix. This Policy adopts as a reference the concepts and guidelines of ISO 31000, ISO 55000 and COSO-ERM in risk management, and RBPS (Risk Based Process Safety) for process safety and has the following general objectives: (i) to promote a culture of risk management, in order to avoid or mitigate negative impacts on people, communities, environment, operational continuity and reputation; (ii) support the strategic planning and sustainability of Vale's business; (iii) optimize capital allocation and strengthen Vale's asset management; (iv) use the risk appetite methodology as an instrument to guide the Company in achieving business objectives and apply the Risk response strategy, according to the priority level in the risk matrix, to define treatments; and (v) map emerging risks in order to seek solutions that can timely minimize any impacts. Therefore, the Company seeks protection for the main risks that may adversely and materially impact the objectives set by senior management, its reputation and its financial and operational results, acting on them in a systematic manner through the adoption of prevention or mitigation measures. The main risks, as well as the efficiency of key controls, and the treatment strategy are continuously monitored. In this context, Vale has Management tools such as the Risk Appetite Statement ("DAR"), the Integrated Map and the Priority Risk Topics that are approved by the Board of Directors, upon proposal of Vale's Executive Committee. The executors of the Company's operational and business processes constitute the 1st Line of Defense, being responsible for identifying, registering, managing risks and implementing management controls and their respective action plans. The Company has the Treasury, Corporate Finance and Risk Department, responsible for the 2nd Line of Defense - Enterprise Risk Management (ERM). This Office has the function of developing and assisting in the implementation of policies, methodologies and tools for risk management, as well as promoting integrated communication and disseminating the Company's risk management culture. The Company also has other structures that act as a specialized 2nd Line of Defense, with emphasis on the Technical Executive Vice Presidency, responsible for the 2nd Line of Defense in Operational and Geotechnical Risks. Among its attributions, it is responsible for defining methodologies, minimum technical, technological and management standards, as well as establishing risk and asset reliability indicators, which must be implemented by the 1st Line of Defense. In addition, it monitors adherence to these guidelines, enabling the verification of the effectiveness of the adopted policy. The 3rd Line of Defense is composed of the Internal Audit and the Whistleblower Channel, areas linked to the Audit and Compliance Department, which carry out evaluations and verifications, through the execution of control tests and investigation of complaints, providing impartial assurance on the effectiveness of risk management and prevention, internal controls and compliance with the guidelines and rules of the Company's normative documents. In addition, the Financial Reporting and Controls Department, structures the SOx controls and the Internal Audit evaluates the effectiveness of the Company's controls, through processes developed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control – Integrated framework – 2013 – issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). 4.5.2 The board of directors must ensure that the executive board has mechanisms and internal controls to know, assess and control risks, in order to keep them at levels compatible with the established limits, including an integrity/compliance program aimed at complying with laws, regulations and external and internal rules. Yes The Board of Directors, when deliberating on the Company's corporate and financial risk policies proposed by the Executive Committee, sets the rules and limits that will be verified by internal controls. The Company has an operational structure for verifying and monitoring internal policies and controls, and the Board of Directors is the body responsible for approving the Company's Risk Management Policy, as well as for supervising integrity-related initiatives, including Vale's Ethics & Compliance Program. The Board of Directors has five Advisory Committees: (i) Audit and Risks Committee ("CARE"), (ii) Nomination and Governance Committee ("CIG"), (iii) People and Remuneration Committee ("CPR"), (iv) Sustainability Committee ("CSUS") and (v) Capital and Project Allocation Committee ("CACP"), of a statutory and permanent nature, among which CARE is responsible for advising the Board of Directors on the strategy related to the risk management process, including the evaluation of corporate policies on the subject and risk appetite guidelines, as well as Vale's integrated risk map. In addition, the Company has the Executive Risk Committees, detailed in item 4.5.3, with preventive action and whose mission is to support Vale's Executive Committee in monitoring the risks and in the necessary deliberations of this collegiate body, in accordance with the Company's Risk Management Policy. The current Risk Management Policy can be consulted at the link: https://vale.com/documents/44618/387477/POL-0009-G_Risk+Management_Rev08.pdf/49f428d6-1d56-c2b7-066d-386d0084bb72?version=6.0&t=1782774807341&download=false Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 11 4.5.3 The executive board must evaluate, at least annually, the effectiveness of the policies and systems of risk management and internal controls, as well as of the integrity/compliance program and report to the board of directors on such assessment. Yes The risk management and internal controls process and structures in force seek the effectiveness of risk management and internal control policies and systems, with periodic reports to the Board of Directors, via the Audit and Risk Committee ("CARE"), ensuring that they are evaluated frequently and with due accountability. The Ethics & Compliance Program, in turn, is monitored by the Board of Directors, via CARE, and independent evaluations conducted by an external company. The Executive Committee is responsible for managing the Company's risks and providing, through human, financial and any other type of resources, through resolutions under its purview, the necessary support for the 1st and 2nd Lines of Defense to act in the prevention and mitigation of risks in accordance with the Risk Response Strategy established by the Company. The Executive Committee, for its advice on risks and compliance, has: • Executive Risk Committees, divided into 5 Committees with different scopes of action: (i) Operational Risks, (ii) Geotechnical Risks, (iii) Strategic, Financial and Cyber Risks, (iv) Compliance and Institutional Relations Risks, and (v) Sustainability and Communication Risks. • Integrated Risk Management & Backoffice Office, to develop and implement the policies, methodologies, processes, infrastructure and integrated communication system so that risk management occurs at Vale in a standardized manner, allowing the verification of the effectiveness of the adopted policy; and • Controllership, Accounting and Financial Reporting Office, which structures the controls, and the Internal Audit, as the 3rd line of defense, which evaluates the operational effectiveness of the controls, during the SOx Certification stages with the evaluation of the control environment at the entity level in order to ensure the Company's business risk management governance. The focus of this assessment is to provide reasonable assurance regarding the reliability of financial statements. 3. Ethics and Conflict of Interest 5.1 Code of conduct and whistleblowing channel 5.1.1 The company must have an independent and autonomous conduct committee, directly reporting to the board of directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the whistleblowing channel, as well as conducting investigations and proposing corrective measures related to violations of the code of conduct. Yes Vale's Conduct and Integrity Committee is a collegiate body established by the Board of Directors to promote the Ethics & Compliance Program and compliance with the ethical principles of the Company's Code of Conduct, supporting management in the preparation and review of guidelines and guidance on the application of disciplinary measures for confirmed misconduct, in order to ensure fair and equitable treatment. The Conduct and Integrity Committee works together with the Audit and Compliance Department, which is subordinate to the Board of Directors, and monitors the performance of the Ethics & Compliance Program, including the Whistleblower Channel and the application of the Misconduct Management Policy. In cases of divergences in the application of the Misconduct Management Policy, the Conduct and Integrity Committee is responsible for making recommendations to the Executive Committee, the Board of Directors and its Advisory Committees. It is also incumbent upon this Committee to guide the Corporate Integrity area regarding the interpretation of the guidelines or rules of Vale's Ethics & Compliance Program. The Conduct and Integrity Committee is composed of five members, including the Audit and Compliance Officer, the Executive Vice President of People, the Executive Vice President of Legal Affairs, the Corporate Integrity Officer and an external member, with no conflicts of interest with Vale or its subsidiaries or affiliates, and with knowledge compatible with the objectives of this Committee. The Company's Ethics & Compliance Program has seven important elements: (1) Governance; (2) Guidelines; (3) Communication and Training; (4) Risk Analysis; (5) Monitoring and Control; (6) Whistleblower Channel; and (7) Consequence Management. In the Guidelines element is the main document of the Ethics & Compliance Program: Vale's Code of Conduct. The Ethics & Compliance Program Annual Report in force can be consulted on the Company's website, at the following link: https://vale.com/documents/d/guest/ethics-compliance-program-2025-report. 5.1.2 The code of conduct, prepared by the executive board, with the support of the conduct committee, and approved by the board of directors, must: (i) regulate the company's internal and external relations, expressing the commitment expected of the company, its directors, officers, shareholders, employees, suppliers and stakeholders to the adoption of appropriate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, the audit committee and/or the conduct committee, if any, which, as the case may be, is in conflict; (iii) clearly define the scope and extent of actions aimed at investigating the occurrence of situations understood to Yes Not applicable under the terms of the Empresas.Net System Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 12 involve the use of proprietary information (e.g., use of proprietary information for commercial purposes or to obtain advantages in the trading of securities); (iv) establish that ethical principles underlie the negotiation of contracts, agreements, proposals to amend the bylaws, as well as the policies that guide the company as a whole, and establish a maximum amount for third-party goods or services that managers and employees may accept free of charge or on favorable conditions. 5.1.3 The whistleblowing channel must be independent, autonomous and impartial, operating under operational guidelines defined by the executive board and approved by the board of directors. It must be operated independently and impartially and ensure the anonymity of its users, in addition to promoting, in a timely manner, the necessary investigations and measures. This service may be carried out by a third party of recognized capacity. Yes The Whistleblower Channel is an area subordinated to the Audit and Compliance Department, which has specific methodologies and protocols. Any person, inside or outside the Company, who wants to report a case of suspected violation of Vale's Code of Conduct can use the Whistleblower Channel, which can be consulted at the link: https://vale.com/whistleblowerchannel. The receipt of reports is done via an outsourced and independent company, however, the investigation of allegations is done by the internal team of the Whistleblower Channel. The Channel guarantees all the conditions for a report to be independently investigated. Under no circumstances will there be a breach of confidentiality, intimidation or retaliation against the whistleblower. Violations of Vale's Code of Conduct, policies, rules, procedures and guidelines subject violators to consequences, which include feedback, verbal or written warning, suspension, dismissal or removal from office. The consequences are applied considering the Company's Misconduct Management Policy, according to the severity of misconduct and the applicable legislation. 5.2 Conflict of interest 5.2.1 The company's governance rules must ensure the separation and clear definition of the duties, roles and responsibilities associated with the mandates of all governance agents. The limits of authority of each instance must also be defined in order to minimize possible sources of conflicts of interest. Yes The Bylaws, available at https://api.mziq.com/mzfilemanager/v2/d/53207d1c-63b4-48f1-96b7-19869fae19fe/5becd452-c7fb-fb2c-0db3-9b5e7dfeb3ca?origin=2, clearly establish Vale's management and governance bodies, their roles and responsibilities. Among other points, it defines that the Board of Directors must establish the powers of the Executive Committee and resolve (a) on policies to avoid conflicts of interest between the Company and its shareholders or managers and (b) on the adoption of measures deemed necessary in the event of conflicts of interest; and the Executive Committee must establish, based on the limits of authority set by the Board of Directors, the limits of individual authority of its members and along the hierarchical line of the organization. The Authority Policy, available in https://vale.com/documents/44618/387477/POL-0002-G_Authority_Rev+24.pdf/d5196f11-d22a-11b9-c9db-a6b3a06dd0ad?version=3.0&t=1761750346385&download=false, governs the authorizations to carry out transactions by establishing the limits of authority that are the responsibility of Vale's Board of Directors. Transactions that have amounts involved lower than those established in said Policy, as well as transactions of any nature not contemplated in the Policy, in the Bylaws and/or that are not the exclusive competence of the Shareholders' Meeting and the Board of Directors, according to the legislation in force, are consequently delegated to the Executive Committee, in line with the provisions contained in the Company's Bylaws. Acting without conflicts of interest is one of the ethical principles of the Company's Code of Conduct, available at https://vale.com/code-of-conduct. The Ethics & Compliance Program also has specific guidelines on the subject, with an annual report of results, with the latest publication available in https://vale.com/documents/d/guest/ethics-compliance-program-2025-report. The Conflict of Interest Management Policy, available at https://vale.com/documents/44618/387477/POL-0048-G-Policy+on+Managing+Conflicts+of+Interest, establishes guidelines for the conduct of employees, Vale's Key Management Personnel (members of the Board of Directors, the Executive Committee, the Advisory Committees and the Board of Directors, the Fiscal Council, the executives who report directly to Vale's Board of Directors and the non-statutory Executive Vice Presidents who report directly to the CEO) and any other who is in a situation of conflict of interest, reinforcing the culture of integrity, in line with Vale's Code of Conduct and applicable legislation. In addition, the internal regulations of the Advisory Committees to the Board of Directors define the roles and responsibilities of these governance bodies and are available at https://vale.com/pt/esg/lideranca?_gl=1*nqh5fb*_gcl_au*MTI5NjI3Mzk4LjE3MzI1NDE2NzU.*_ga*MTI0NDQ3NDI5Mi4xNjk1MjM0NTU3*_ga_BNK5C1QYMC*MTczMzg1MjYwNi4xMDUuMS4xNzMzODU1NjAwLjM4LjAuNTExNjkyMTIw#advisory-committees. 5.2.2 The company's governance rules must be made public and determine that a person who is not independent in relation to the matter under discussion or deliberation in the company's management or supervisory bodies must manifest, in a timely manner, his or her conflict of interest or private interest. If he fails to do so, such rules must provide that another person manifests the conflict, if he or she is aware of it, and that, as soon as the conflict of interest is identified in Yes Vale's Conflict of Interest Management Policy, for public use, establishes guidelines for the conduct of Vale's Employees, Key Management Personnel and shareholders in the face of Conflict of Interest and Potential Conflict of Interest. In addition, it defines that conflicts of interest occur when a person is not independent in relation to the matter under discussion and can influence or make decisions motivated by interests other than those of Vale, regardless of whether the Company benefits or harms itself. Thus, Vale's employees, Key Management Personnel and shareholders must act with integrity, objectivity and transparency in the face of a conflict of interest or a potential conflict of interest, reporting the situation in accordance with the guidelines set forth in the Policy. The Policy provides that both the Company's shareholders and their representatives at the Shareholders' Meetings, as well as the members of the key management staff at the meetings of the governance bodies, must immediately express their possible conflicting interest. If they do not, someone else may manifest the conflict. As soon as the conflict of interest is identified in relation to a specific topic, the conflicted person must withdraw, including physically, from the discussions, without neglecting their legal duties, and the manifestation of conflict of interest, abstention and temporary removal must be recorded in the minutes, precepts that the Company complies with as a routine practice. Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 13 relation to a specific topic, the person involved withdraws, including physically, from the discussions and deliberations. The rules must provide that such temporary leave is recorded in the minutes. The current Policy can be consulted at the link: https://vale.com/documents/44618/387477/POL-0048-G-Policy+on+Managing+Conflicts+of+Interest/41cccc57-8e10-a6c2-bea7-25d31e00f652?version=1.3&t=1773179494716&download=false 5.2.3 The company must have mechanisms for managing conflicts of interest in the votes submitted to the general meeting, to receive and process allegations of conflicts of interest, and to annul votes cast in conflict, even if after the meeting. Yes The Company's Conflict of Interest Management Policy establishes procedures for situations involving conflicts of interest of shareholders, providing as one of the measures that, in a situation of conflict of interest, the shareholder will have access only to documents or information regarding the matter that have been disclosed to the market, in accordance with applicable law, and must depart, including physically, from the discussions in Shareholders’ General Meetings, without neglecting their legal duties. In such votes, the legal provisions applicable to situations of conflicts of interest are duly respected, in particular, the provisions of article 115 of the Brazilian Corporation Law. 5.3 Related-Party transactions 5.3.1 The bylaws must define which transactions with related parties must be approved by the board of directors, excluding any members with potentially conflicting interests. Yes Not applicable under the terms of the Empresas.Net System 5.3.2 The board of directors must approve and implement a policy on transactions with related parties, which includes, among other rules: (i) provision that, prior to the approval of specific transactions or guidelines for the contracting of transactions, the board of directors requests the executive board to provide market alternatives to the transaction with related parties in question, adjusted for the risk factors involved; (ii) prohibition of any form of compensation for advisors, consultants or intermediaries that generate a conflict of interest with the company, managers, shareholders or classes of shareholders; (iii) a prohibition of loans in favor of the controlling shareholder and managers; (iv) the hypotheses of transactions with related parties that must be based on independent appraisal reports, prepared without the participation of any party involved in the transaction in question, be it a bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; (v) that corporate restructurings involving related parties must ensure equitable treatment for all shareholders. Yes The Company has a Transactions with Related Parties Policy, revised by its Board of Directors most recently in 2025, which aims to establish the general guidelines for transactions with related parties involving the Company or its subsidiaries to always be carried out under commutative conditions and observing market conditions, in line with the legislation in force and with the best corporate governance practices, ensuring transparency and full respect for Vale's interests, with the exclusion of participation in the decision-making process of any persons with conflicting interests, under the terms of the Conflict of Interest Management Policy, approved in 2025. In addition, the aforementioned policy provides, among other issues, for the rules listed in this item 5.3.2. In addition, the Company has an Audit and Risks Committee that, together with Management, monitors whether transactions are in line with the rules and procedures established in the Policy. The current Policy can be consulted at the link: https://vale.com/documents/44618/387477/POL-0017-G+Rev03_Related+Parties+Transactions.pdf/184b2f62-5d40-e204-f37f-82d8eb493c22?version=5.0&t=1773696201194&download=false Report on the Brazilian Code of Corporate Governance - Publicly-Held Companies ("Code") of Vale S.A. Base date of information: 30/07/2026 14 5.5.2 The policy must provide that the board of directors must be the body responsible for approving all disbursements related to policy activities. Yes Not applicable under the terms of the Empresas.Net System 5.5.3 The policy on voluntary contributions of companies controlled by the State, or that have repeated and relevant commercial relations with the State, must prohibit contributions or donations to political parties or persons linked to them, even if permitted by law. Yes Not applicable under the terms of the Empresas.Net System 5.4 Securities Trading Policy 5.4.1 The company must adopt, by resolution of the board of directors, a policy on the trading of securities issued by the company, which, without prejudice to compliance with the rules established by CVM regulations, establishes controls that enable the monitoring of any trading carried out, as well as the investigation and punishment of those responsible in case of non-compliance with the policy. Yes The Company's Policy of Disclosure of Information and Securities Trading, with the last revision approved by the Board of Directors in 2021, available at https://vale.com/documents/44618/387477/POL+0030-G_Disclosure+Mat+Act+SecTrad+Policy_vale.pdf/14f4b8b3-456d-0fdb-5034-741a37db5142?version=1.5&t=1748287079237&download=false, defines the concept of Persons Related to the policy (i.e., who potentially have knowledge of Insider Information) and establishes: (i) The maintenance at the Company's headquarters, at the disposal of the CVM, of the list of Related Persons, including qualification, position or function, address and CPF/CNPJ registration number, as the case may be; (ii) The monitoring and monthly reporting of the trading of shares and participating debentures issued by Vale on B3 (VALE3), through the system and/or reports provided by the bookkeeping bank; (iii) The reporting of information by the Managers, members of the Fiscal Council and Advisory Committees on the ownership and trading carried out with securities issued by Vale or by its publicly traded subsidiaries; e (iv) The reporting of information by the Management, members of the Fiscal Council and Advisory Committees on the ownership and trading carried out with securities issued by Vale, by its publicly traded subsidiaries (i) on the first business day after their investiture in office; (ii) within 5 days after each trade is made; or (iii) within 15 days from the date of any change in the information provided. For the above controls, the policy defines responsibilities adhering to your organizational structure. Any violation of the established obligations subjects the person to the consequences applicable in the Misconduct Management Policy, available at https://vale.com/documents/44618/387477/POL-0041-G_Rev00_ENG.pdf/bf96b769-b278-c8a6-8368-c1e0c637ff83?version=2.2&t=1748286873896&download=false, without prejudice to the provisions of applicable legislation and local procedures. 5.5 Contributions and donations policies 5.5.1 In order to ensure greater transparency regarding the use of the company's resources, a policy on its voluntary contributions, including those related to political activities, must be prepared to be approved by the board of directors and executed by the executive board, containing clear and objective principles and rules. Yes The Company has an Administrative Policy on Socioenvironmental and Institutional External Expenditures, reviewed and approved by the Executive Committee in December 2024, which contains the general guidelines, governance rules and the main means of executing external expenditures, such as: contributions, sponsorships, partnerships, donations and technical cooperation agreements, and situations in which expenditures are not allowed. In addition, in order to contribute to a good control environment, the Company has a Global Anti-Corruption Policy, the revision of which was approved by the Board of Directors in October 2025, applicable to all employees and managers of the Company and its subsidiaries and non-business entities wholly or partially maintained by Vale, in Brazil and in other countries. as well as third parties who represent, act on behalf of or for the benefit of Vale, directly or indirectly. The Company also has a Global Anti-Corruption Manual, which was reviewed in January 2026, which details the rules of such Policy and, together with it, is widely disseminated internally. The aforementioned Administrative Policy on Socioenvironmental and Institutional External Expenditures establishes the prohibition of external expenditures, such as, for example, in cases that directly or indirectly involve any contribution to political movements, including those organized in parties, and to their representatives or candidates, as well as for political use. The Manual provides the procedures for preventing and reporting acts of corruption, as well as contains guidelines to be observed regarding socioenvironmental and institutional external expenditures. Among these guidelines is the obligation that all socioenvironmental and institutional external expenditures be previously submitted to the analysis and approval of the Corporate Integrity area, guardian of the Ethics & Compliance Program. Finally, under the terms of the Bylaws, it is prohibited by the Company and its subsidiaries in Brazil or abroad from making, directly or indirectly through third parties, any contribution to political movements, including those organized in parties, and to their representatives or candidates. This prohibition is also formalized in its Global Anti-Corruption Policy. The Company reiterates that no political contribution was made on behalf of the Company in the period covered by this report. The Administrative Policy on Socioenvironmental and Institutional External Expenditures in force can be consulted at the link: https://vale.com/documents/44618/387477/Socioenvironmental_Investments_Policy+%281%29.pdf/. The current Global Anti-Corruption Policy can be consulted at the link: https://vale.com/documents/44618/387477/POL-0016-G-Anti-Corruption+Policy+Rev.3.pdf/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations